UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

17 March 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being, in the case of shareholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act, 1995 or the European Communities (Markets in Financial Instruments Directive) Regulations 2007 Nos. 1 to 3 (as amended) and, in the case of shareholders in the United Kingdom, an adviser authorised pursuant to the UK Financial Services and Markets Act 2000) immediately.

If you have sold or transferred all of your registered holding of Ordinary Shares in CRH plc, please forward this document and the accompanying Proxy Form to the purchaser or transferee or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, for delivery to the purchaser or transferee.

Chairman’s Letter to Ordinary Shareholders and, for information only, to Preference Shareholders,

and

Notice of Annual General Meeting, Thursday, 28 April 2016

The Notice of the Annual General Meeting of CRH plc, to be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Thursday, 28 April 2016 is set out on pages 5 to 10 of this document.

1

A Proxy Form for use in connection with the Resolutions to be proposed at the Meeting will be sent to shareholders on 30 March 2016. To be valid, Proxy Forms must be received by the Company’s Registrar, Capita Asset Services, Shareholder Solutions (Ireland) not later than 11.00 a.m. on 26 April 2016. The methods by which valid Proxy Forms can be delivered are set out in the notes to the Notice of the Meeting.

2

The International Building Materials Group
CRH plc
42 Fitzwilliam Square
Dublin 2 D02 R279
Ireland

F +353 (1) 676 5013

E crh42@crh.com

www.crh.com

To the holders of Ordinary Shares and, for information only, to the holders of Preference Shares.

17 March 2016

Dear Shareholder,

You will find set out on pages 5 to 10 of this document the Notice convening the Annual General Meeting of the Company (the “Meeting”) to be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Thursday, 28 April 2016. I would like to draw your particular attention to the following items of business to be considered at the Meeting.

Resolutions 3, 4 and 5: Directors’ Remuneration

There are three remuneration-related resolutions for consideration on the agenda for the Meeting:

(i)
Resolution 3: relates to the Directors’ Remuneration Report which sets out how the remuneration policy approved by shareholders in 2014 has been implemented in 2015 and how the Remuneration Committee plans to implement the new proposed Remuneration Policy in 2016, if approved (see Resolution 4);

(ii)	Resolution 4: seeks approval for a new Remuneration Policy in 2016 (the “2016 Policy”). If approved by shareholders, the 2016 Policy will apply for up to three years from the date of the Meeting; and
(iii)	Resolution 5: seeks approval to increase the limit of the aggregate fees for non-executive Directors to €875,000. The current limit, approved at the 2005 Annual General Meeting, is
€750,000.

We communicated to shareholders last year that the Remuneration Committee would review the Group’s remuneration policy and structures during 2015. The context for this was the transformation of CRH with the impending acquisition of assets from Lafarge and Holcim. Subsequently, the Group also acquired C.R. Laurence. These developments have seen CRH become the number two player globally in the building materials sector. Following completion of the review, the Remuneration Committee concluded that the Group’s executive remuneration arrangements needed to be updated to ensure that they continue to be competitive and that they fully incentivise management, and in particular the Chief Executive, to deliver the Group’s long-term strategy. In addition, the Board believed it was appropriate to make some adjustments to the fees paid to non-executive Directors, which were last increased in 2008.

In early 2016, Don McGovern, the Remuneration Committee Chairman, undertook a consultation process with our major shareholders in relation to the Committee’s proposals. A summary of the proposed changes is set out in Don’s introduction to the 2015 Directors’ Remuneration Report on page 70 of the 2015 Annual Report. The 2016 Policy is set out in full on pages 95 to 106 of the 2015 Annual Report.

Registered in Dublin: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, D02 R279, Ireland

Directors: N. Hartery Chairman, A. Manifold Chief Executive, E.J. Bärtschi Swiss, M. Carton, W.P. Egan United States,

U-H. Felcht German, P.J. Kennedy, R. McDonald United States, D.A. McGovern Jr. United States, H.A. McSharry, S. Murphy,

L.J. Riches British, H.Th. Rottinghuis Dutch, W.J. Teuber Jr. United States, M.S. Towe United States

Company Secretary: N. Colgan

Resolution 6: Re-election of Directors

Each Director will retire at the Meeting on 28 April 2016, with those eligible offering themselves for re- election. Their biographies are set out on pages 52 to 55 of the 2015 Annual Report. I have conducted a formal evaluation of the performance of individual Directors, and I can confirm that each of the Directors continues to perform effectively and to demonstrate strong commitment to the role.

Resolution 9: Authority to Allot

The Directors require the authority of shareholders to allot any unissued share capital of the Company. Accordingly, an ordinary resolution will be proposed at the Meeting to grant authority for that purpose. The authority will be for the total amount of the available unissued share capital, which represents 51.86% of the issued share capital as at 2 March 2016. The authority being sought at the Meeting is an increase from the authority granted by shareholders in 2015, which was set at 33% of the issued share capital. The proposed increased authority is in line with general market trends and is in accordance with generally accepted best practice. The resolution to be considered at the Meeting provides that any allotment exceeding 33% of the issued share capital would be made pursuant to a fully pre-emptive rights issue.

No issue of shares will be made which could effectively alter control of the Company without prior approval of the Company in General Meeting. Other than in connection with employee share schemes and the scrip dividend scheme, the Directors have no present intention of making any issue of shares. If approved, this authority will expire on the earlier of the date of the Annual General Meeting in 2017 or 27 July 2017.

Resolution 10: Disapplication of Pre-emption Rights

A special resolution will be proposed at the Meeting to authorise the Directors to disapply statutory pre- emption rights in relation to allotments of shares for cash. In respect of allotments other than for rights issues to ordinary shareholders and employee share schemes, the total number of shares which the Directors may issue under this authority will be limited to a number which is equivalent to 10% of the issued share capital of the Company as at 2 March 2016.

The authority being sought at the Meeting is an increase from the authority granted by shareholders in 2015, which was set at 5% of the issued share capital. The Directors confirm that they intend to follow the Statement of Principles updated by the Pre-emption Group in March 2015 (the “2015 Principles”) and that any allotment in excess of 5% of the issued share capital will only be used in connection with an acquisition or specified capital investment. If approved, this authority will expire on the earlier of the date of the Annual General Meeting in 2017 or 27 July 2017.

Recommendation

Your Directors believe that the Resolutions to be proposed at the Meeting are in the best interests of the Company and its shareholders as a whole and, therefore, recommend you to vote in favour of the Resolutions. Your Directors intend to vote in favour of the Resolutions in respect of their own beneficial holdings of  Ordinary  Shares,  amounting in  total,  on  17  March 2016,  to  461,486  Ordinary  Shares, representing approximately 0.06% of the issued Ordinary share capital of your Company.

Yours faithfully,

N. Hartery

Chairman

Notice of Meeting

The Annual General Meeting of CRH plc will be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Thursday, 28 April 2016 for the following purposes:

1.	To review the Company’s affairs and consider the Company’s financial statements and the Reports of the Directors (including the Governance Appendix1) and Auditors for the year ended 31 December 2015.

2.	To declare a dividend on the Ordinary Shares.2

3.	To consider the 2015 Directors’ Remuneration Report (excluding the Remuneration Policy), the full text of which is set out on pages 70 to 93 of the 2015 Annual Report.3

4.	To consider the new Remuneration Policy, which is set out on pages 95 to 106 of the 2015 Annual Report.4

5.	To consider and, if thought fit, to pass as an Ordinary Resolution:

That the aggregate fees of the non-executive Directors shall not exceed €875,000.5
6.	To re-elect the following Directors6: Mr. E.J. Bärtschi

Ms. M. Carton Mr. N. Hartery Mr. P.J. Kennedy Ms. R. McDonald
Mr. D.A. McGovern, Jr. Ms. H.A. McSharry
Mr. A. Manifold Mr. S. Murphy Ms. L.J. Riches
Mr. H.Th. Rottinghuis Mr. W.J. Teuber, Jr. Mr. M.S. Towe

7.	To authorise the Directors to fix the remuneration of the Auditors.

8.	To consider the continuation in office of Ernst & Young as auditors of the Company until the conclusion of the next Annual General Meeting of the Company.7

9.	To consider and, if thought fit, to pass as an Ordinary Resolution8:

That, in accordance with the powers, provisions and limitations of Article 11(d)  of  the Articles of Association of the Company, the Directors be and they are hereby authorised to allot relevant securities (within the meaning of Section 1021 of the Companies Act 2014)

(a)	up to an aggregate nominal value of €92,442,000. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2017 or 27 July 2017; and

(b)
up to a further aggregate nominal amount of €52,696,000 provided that any Ordinary Shares allotted pursuant to this authority are offered by way of a rights issue to holders of Ordinary Shares on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be practicable) to the respective numbers of Ordinary Shares held by them on any such record dates, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with legal or practical problems in respect of overseas shareholders, fractional entitlements or otherwise.

10.	To consider and, if thought fit, to pass as a Special Resolution9:

That, in accordance with the powers, provisions and limitations of Article 11(e) of the Articles of Association of the Company, the Directors be and they are hereby empowered to allot equity securities (within the meaning of Section 1023 of the Companies Act 2014) for cash provided that the sum of the nominal value of all allotments made pursuant to this authority in accordance with subparagraph (iii) of Article 11(e) and all Treasury Shares (as defined in Section 1078 of the Companies Act 2014) re-issued pursuant to Resolution 12 in the Notice of this Meeting shall not exceed an aggregate nominal value of €28,012,000.

This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2017 or 27 July 2017

11.	To consider and, if thought fit, to pass as a Special Resolution:

That the Company be and is hereby authorised to purchase Ordinary Shares on the market (as defined in Section 1072 of the Companies Act 2014), in the manner provided for in Article 8A of the Articles of Association of the Company up to a maximum of 10% of the Ordinary Shares in issue at the date of the passing of this Resolution. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2017 or 27 July 2017.

12.	To consider and, if thought fit, to pass as a Special Resolution:

That the Company be and is hereby authorised to re-issue Treasury Shares (as defined in Section 1078 of the Companies Act 2014), in the manner provided for in Article 8B of the Articles of Association of the Company. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2017 or 27 July 2017.

Special Business

13.	To consider and, if thought fit, to pass as a Special Resolution:

That the Directors be and they are hereby authorised, pursuant to Article 137(b) of the Articles of Association of the Company, to exercise the powers contained in the said Article so that the Directors may offer to the shareholders the right to elect to receive an allotment of additional shares credited as fully paid instead of cash in respect of all or part of any dividend or dividends falling to be declared or paid by the Company. Unless renewed at the Annual General Meeting in 2017, this authority shall expire at the close of business on 27 July 2017.

For the Board, N. Colgan, Company Secretary,

42 Fitzwilliam Square, Dublin 2.

17 March 2016

Notes

(1)
For the purposes of Section 1373(4), the Directors’ Report for the year ended 31 December 2015 includes the Governance Appendix (available on the CRH website, www.crh.com), a copy of which will be appended to the Directors’ Report laid before the 2016 Annual General Meeting for consideration by shareholders.

(2)	The final dividend, if approved, will be paid on the Ordinary Shares on 6 May 2016 to persons who were registered as shareholders at the close of business on 11 March 2016.

(3)	Resolution 3 is an advisory resolution and is not binding on the Company.

(4)
In 2014, the Board determined that the Company should seek to apply the 2013 Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment Regulations) Regulations (the “2013 UK Regulations”), which apply to UK-incorporated companies listed on the London Stock Exchange, to the extent possible under Irish law. Under the 2013 UK Regulations, shareholder votes on remuneration policies are binding. However, as an Irish-incorporated company, CRH cannot rely on the statutory provisions applicable to UK companies under the 2013 UK Regulations which, in certain circumstances, can resolve any inconsistency between a remuneration policy and any contractual or other right of a Director. The Remuneration Policy will provide the framework for remuneration decisions made by the Remuneration Committee from the date of the 2016 Annual General Meeting. It is the Company’s intention that this will apply until the 2019 Annual General Meeting, unless the Remuneration Committee seeks shareholder approval for a renewed policy at an earlier date. If the new Remuneration Policy is approved by shareholders, the individual limit specified in Rule 6 of the rules of the 2014 Performance Share Plan, approved by shareholders at the 2014 Annual General Meeting, will be increased to 365% of salary. In all other respects, the remuneration policy is being submitted to shareholders as an advisory resolution.

(5)	Resolution 5 proposes to increase the limit of the aggregate fees for non-executive Directors to €875,000.

The current limit, approved at the 2005 Annual General Meeting, is €750,000.

(6)
In accordance with the provisions of the 2014 UK Corporate Governance Code, all Directors retire and offer themselves for re-election, with the exception of Mr. W.P. Egan and Mr. U-H Felcht, who are retiring and are not seeking re-election. Biographical details for each Director are set out on pages 52 to 55 of the 2015 Annual Report.

(7)
Section 383 of the Companies Act 2014 provides for the automatic re-appointment of the auditor of an Irish company at a company’s annual general meeting unless the auditor has given notice in writing of his unwillingness to be re-appointed or a resolution has been passed at that meeting appointing someone else or providing expressly that the incumbent auditor shall not be re-appointed. The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office. However, the Directors believe that it is important that shareholders are provided with an opportunity to have a say on the continuation in office of Ernst & Young and have included Resolution 8, which is an advisory non-binding resolution, for this purpose.

(8)
Resolution 9 proposes to renew the Directors’ authority to allot shares. The authority is for the total amount of the available unissued share capital, which represents 51.86% of the issued share capital as at 2 March 2016. Any allotment exceeding 33% of the issued share capital will only be made pursuant to a fully pre- emptive rights issue and no issue of shares will be made which could effectively alter control of the Company without prior approval of the Company in General Meeting.

(9)
In respect of Resolution 10, the Directors intend to follow the Statement of Principles updated by the Pre- emption Group in March 2015 in that allotments of shares for cash and the re-issue of Treasury Shares on a non-pre-emptive basis, other than for rights issues to ordinary shareholders and employees’ share schemes or in connection with an acquisition or specified capital investment, will not exceed 7.5% of the issued Ordinary/Income share capital within a rolling three-year period without prior consultation with shareholders.

(10)
Any member entitled to attend, speak, ask questions and vote at this Meeting may exercise his or her right to vote by appointing one or more proxies. A member may appoint the Chairman or another person, who need not be a member(s) of the Company, as a proxy, by electronic means or in writing, to vote some or all of their shares. A proxy form is enclosed. Appointment of a proxy does not preclude a member from attending, speaking and asking questions at the meeting should they subsequently wish to do so. Please note, that proxies may be required to provide identification to attend the Meeting.

(11)
To be valid, proxy forms must be delivered in writing, together with any power of attorney or other authority under which it is signed or a certified copy thereof, to the Company’s Registrar, Capita Asset Services, Shareholder Solutions (Ireland) (the “Registrars”), to P.O. Box 7117, Dublin 2 (if delivered by post) or to 2 Grand Canal Square, Dublin 2 (if delivered by hand), not later than 11.00 a.m. on Tuesday, 26 April 2016. Shareholders who wish to submit proxies by electronic means may do so up to the same deadline by accessing the Registrars’ website, www.capitashareportal.com and entering CRH plc in the company name field. Shareholders who do not receive a proxy form by post, or who wish to be sent paper copies of documents relating to the meeting, should contact the Registrars (Tel. +353 1 553 0050).

(12)
CREST members may appoint one or more proxies through the CREST electronic proxy appointment service in accordance with the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further information on CREST procedures and requirements is contained in the CREST Manual. The message appointing a proxy(ies) must be received by the Registrar (ID 7RA08) not later than 11.00 a.m. on Tuesday, 26 April 2016. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996.

(13)
ADR holders wishing to attend the meeting must obtain a proxy form from The Bank of New York Mellon (BNY), which will enable them to attend and vote on the business to be transacted. ADR holders may instruct BNY as to the way in which the shares represented by their ADRs should be voted by completing and returning the voting card provided by BNY in accordance with the instructions given.

(14)
Pursuant to Section 1105(2) of the Companies Act 2014 and Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6.00 p.m. on Tuesday, 26 April 2016 shall be entitled to attend, speak, ask questions and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

(15)
Pursuant to Section 1104 of the Companies Act 2014 and subject to any contrary provision in company law, shareholders, holding at least 3% of the Company’s issued share capital, or at least 3% of the voting rights, have the right to put an item on the agenda, or table a draft resolution for an item on the agenda, of a general meeting. In the case of the 2016 Annual General Meeting, the latest date for submission of such requests/ resolutions will be 17 March 2016. Further information in relation to shareholders’ rights can be obtained from the CRH website, www.crh.com.

(16)
Pursuant to Section 1107 of the Companies Act 2014, shareholders have a right to ask questions related to items on the Annual General Meeting agenda and to have such questions answered by the Company subject to any reasonable measures the Company may take to ensure the identification of shareholders. An answer is not required if (a) an answer has already been given on the Company’s website in the form of a “Q&A” or (b) it would interfere unduly with preparation for the meeting or the confidentiality or business interests of the Company or (c) it appears to the Chairman that it is undesirable in the interests of good order of the meeting that the question be answered.

(17)
Pursuant to Section 190(b) of the Companies Act 2014, where a poll is taken at the Annual General Meeting, a shareholder, present in person or by proxy, holding more than one share need not cast all his/her votes in the same way.

(18)
A copy of this Notice, the 2015 Annual Report, the Governance Appendix and copies of any other documentation relating to the 2016 Annual General Meeting, including proxy forms, are available on the CRH website, www.crh.com. To access these documents, select AGM under “Equity Investors” in the Investors section of the website.

(19)
During the meeting, shareholders (or their duly appointed proxies) may not use cameras, smart phones or other audio, video or electronic recording devices, unless expressly authorised by the Chairman of the meeting. This prohibition shall not apply to equipment being used by the Company for the purpose of projecting the meeting onto screens during the meeting or to photographs taken by accredited press photographers admitted to the meeting.

(20)
Publication of the Notice of the 2016 Annual General Meeting (and all notices thereafter) on the CRH website, www.crh.com, will be deemed to be the publication date for the purposes of the 2014 UK Corporate Governance Code.

12

CRH plc   Form of Proxy for the Annual General Meeting to be held on 28th April 2016

Please indicate with an “X” in the boxes below how you wish your votes to be cast. (See notes overleaf)

Resolutions to be voted on are set out in detail in the Notice of the Meeting.

For

Against

Vote Withheld See note 5

1.	Review of Company’s affairs and consideration of Financial Statements and Reports of Directors (including the Governance Appendix)
and Auditors (see note 1)

2.	Declaration of a dividend

3.	Consideration of Directors’ Remuneration Report

4.	Consideration of new Remuneration Policy (see note 2)

5.	Directors’ Fees

6.	Re-election of Directors:

(a)	E.J. Bärtschi

(b)	M. Carton

(c)	N. Hartery

(d)	P.J. Kennedy

(e)	R. McDonald

(f)	D.A. McGovern, Jr.

(g)	H.A. McSharry

(h)	A. Manifold

(i)	S. Murphy

(j)	L.J. Riches

(k)	H.Th. Rottinghuis

(l)	W.J. Teuber, Jr.

(m)	M.S. Towe

7.	Remuneration of Auditors

8.	Continuation of Ernst & Young as Auditors

9.	Authority to allot Shares

10.	Disapplication of pre-emption rights

11.	Authority to purchase own Ordinary Shares

12.	Authority to re-issue Treasury Shares

13.	Authority to offer Scrip Dividends

Details in relation to Directors retiring at the 2016 Annual General Meeting and seeking re-election are set out in the 2015 Annual Report. This Report and other  documentation  relat-ing to the 2016 Annual
General Meeting (including the  Notice  of  the  Annual General Meeting) are avail-
able on the CRH website, www.crh.com.

Resolutions 3, 4 and 8 are advisory votes. Please refer
to notes 3, 4 and 7 to the Notice of the Annual General Meeting.

A Shareholder wishing to appoint a proxy electronic  means may do so any time up to 11.00 a.m. on 26th April 2016 by accessing the Registrar's website, www.capitashareportal.com, entering CRH plc in the company  name  field  and following the instructions on the website.

CREST members wishing  to appoint a proxy electronically should refer to the notes  to  the  Notice  of  the Annual General Meeting.

CRH plc   Form of Proxy for Annual General Meeting

I/We the undersigned being an Ordinary Shareholder(s) of the Company HEREBY APPOINT the duly appointed Chairman of the Meeting (see note 3)

........................................................................................................   as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11.00 a.m. on 28th April 2016 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions set out in the Notice convening the Meeting as instructed and in respect of other resolutions that may arise at the Meeting as the proxy thinks fit (see note 5).

This proxy may be exercised in respect of all/                                                                                                           (see note 7) shares registered in my/our name(s). Signed:Date:
  ✁

CRH plc   Annual General Meeting 2016

Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin, Thursday, 28th April 2016 at 11.00 a.m.

Attendance Form Ordinary Shareholders

Please do not post this section of the form but present it personally to gain admittance to the meeting

Signature:

Notes on completing proxy form:

1.
For the purposes of Section 1373(4), the Director’s Report for the year ended 31 December 2015 includes the Governance Appendix (available on the CRH website, www.crh.com), a copy of which will be appended to the Director’s Report laid before the 2016 Annual General Meeting for consideration by shareholders.

2.
In 2014, the Board determined that the Company should seek to apply the 2013 Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment Regulations) Regulations (the “2013 UK Regulations”), which apply to UK-incorporated companies listed on the London Stock Exchange, to the extent possible under Irish law. Under the 2013 UK Regulations, shareholder votes on remuneration policies are binding. However, as an Irish-incorporated company, CRH cannot rely on the statutory provisions applicable to UK companies under the 2013 UK Regulations which, in certain circumstances, can resolve any inconsistency between a remuneration policy and any contractual or other right of a Director. The remuneration policy will provide the framework for remuneration decisions made by the Remuneration Committee from the date of the 2016 Annual General Meeting. If the remuneration policy is approved by shareholders, the individual limit specified in Rule 6 of the rules of the 2014 Performance Share Plan, approved by shareholders at the 2014 Annual General Meeting, will be increased to 365% of salary. In all other respects, the remuneration policy is being submitted to shareholders as an advisory resolution.

3.
If it is desired to appoint another person as proxy the words “the duly appointed Chairman of the Meeting” should be deleted and the name of the proxy, who need not be a Shareholder of the Company, inserted instead. A Shareholder may appoint one or more proxies. If you would like to appoint more than one proxy, please contact the Company’s Registrars, Capita Asset Services, Shareholder Solutions (Ireland) (Tel +353 1 553 0050) to receive an additional proxy form. Please note that proxies may be asked to present identification.

4.	A copy of the Notice convening the Annual General Meeting and the accompanying Circular to Shareholders are available on the CRH website, www.crh.com.

5.
Please indicate how you wish your proxy to vote by placing an “X” in the appropriate box. A proxy is required to vote in accordance with any instructions given to him/her. The Vote Withheld option is provided to enable you to abstain on any particular resolution. It should be noted, however, that it is not a vote in law and will not be counted in the calculation of the proportion of the votes for and against the resolution. Unless otherwise directed, and in respect of any other resolutions moved during the Meeting, the proxy will vote as he/she thinks fit or abstain from voting.

6.
This form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be received by the Company's Registrars, Capita Asset Services, Shareholder Solutions (Ireland), P.O. Box 7117, Dublin 2 (if delivered by post) or at 2 Grand Canal Square, Dublin 2 (if delivered by hand) not later than 11.00 a.m. on 26th April 2016. A proxy may also be appointed electronically as explained overleaf.

7.
If a proxy is not to have the authority to vote all shares registered in the name of the Shareholder, the Shareholder should specify the number of shares which may be voted by the proxy, where indicated overleaf. Where the number of shares is not inserted, a proxy will be deemed to have authority to vote all of the shares registered in the Shareholder's name.

8.	Where the appointer is a body corporate this form must be under seal or under the hand of a duly authorised officer or attorney.

9.
In joint accounts the names of all joint holders should be stated. However, the vote of the senior shall be accepted to the exclusion of the votes of the other registered holders of the shares and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

10.	The return of a proxy form will not preclude any member from attending the Meeting, speaking, asking questions and voting in person should he/she wish to do so.

11.
During the meeting, Shareholders (or their duly appointed proxies) may not use cameras, smart phones or other audio, video or electronic recording devices, unless expressly authorised by the Chairman of the Meeting. This prohibition shall not apply to equipment being used by the Company for the purpose of projecting the Meeting onto screens during the Meeting or to photographs taken by accredited press photographers admitted to the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 17 March 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary